

January 11, 2023

Gregory A. Beard
Chief Executive Officer and Co-Chairman
Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, New York 10022

> **Re: Stronghold Digital Mining, Inc.**
> **Amendment No. 2 to Form S-1 Registration Statement on**
> **Form S-3 Registration Statement**
> **Filed December 23, 2022**
> **File No. 333-267869**

Dear Gregory A. Beard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-3 Filed December 23, 2022

General

1.   We note your response to prior comment 1 that the company has not been directly impacted by any of the recent bankruptcies in the digital asset space. Please expand your disclosure to make clear whether there has been any material indirect impact. For example, we note that the company entered into a hosting agreement with Foundry, which is a subsidiary of the Digital Currency Group (parent company of Genesis), and you list Coinbase and NYDIG in your 10-K as storage solutions for your digital assets while your registration statement only refers to Anchorage as a custodian. Please expand your response to our prior comment and, if appropriate, your disclosure to discuss whether any

third parties that you engage in material business transactions with have liquidity or insolvency issues that have or may materially affect your financial condition or results of operation.

2. We note the company recently filed two Forms 8-Ks. Please specifically incorporate the Forms 8-Ks or revise page iii to make clear that you incorporate by reference all of your Exchange Act filings after the date of the initial registration statement and prior to effectiveness. For guidance, refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Please contact Alexandra Barone, Staff Attorney at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Daniel LeBey